Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by Andrejka Bernatova, the Founder and CEO of SPAC, from her X account on August 26, 2025:

The following communications were made by SPAC, from its LinkedIn account on August 26, 2025:

The following communications were made by SPAC, from its LinkedIn account on August 27, 2025:

The following communications were made by SPAC, from its X account on August 27, 2025:

Andrejka Bernatova, Chief Executive Officer of SPAC, appeared on an interview with Ashley Mastronardi of NYSE TV on August 28, 2025. A link to that interview that can be found at https://www.youtube.com/watch?v=MzlJ-qv5mDU&list=PL8VyXhTFhI7DOePD0H1GhXGmGizzVYGG5&index=1. The following is a transcription of the interview:

Ashely Mastronardi: So imagine having a blank check written for you. That's the business model of a Houston based company helping to take energy infrastructure and now even crypto companies public through SPACs. Joining me now is the founder and CEO of Dynamix Three, Andrejka Bernatova, welcome to NYSE live.

Andrejka Bernatova: Thank you for having me.

Ashely Mastronardi: So let's just get into SPACs for someone who may not be familiar with that concept, someone who's just learning about the industry. What is a SPAC?

Andrejka Bernatova: So in simple terms, actually, SPAC is essentially a blank check vehicle. So it's a company that raises cash by a public market public investors and then uses that vehicle to acquire another business. So our sole purpose is to acquire another business that already has operations, and that enables that business to go public faster. So we essentially enable businesses to go public faster than they generally could.

Ashely Mastronardi: Okay, so you've completed multiple successful SPACs, mostly in the energy space. But can you talk about this new SPAC with The Ether Machine? Why did you decide to focus on crypto

Andrejka Bernatova: So SPACs can be opportunistic. And so, you know, we look for companies that are in our space, or generally tangential to our space. We have recently announced a transaction and merger with The Ether Machine in July of this year. And essentially, we looked at the Digital Asset space, and similar ways that we look at the energy and infrastructure space, essentially an extension of assets going into the next decades, a number of decades that are going to drive consumers as well as commercial businesses. So many differences energy and infrastructure versus the digital asset space, but also many similarities. There's essentially underlying commodity. There is a high technology component, the importance of high skilled and experienced management team, and also the need for extensive capital in order to grow the business. So those are many of the similarities that we can actually introduce into the business via energy and infrastructure.

Ashely Mastronardi: Well, that was interesting because I know that you mentioned that you see a lot of similarities between digital infrastructure and energy infrastructure. Which, can you elaborate on that?

Andrejka Bernatova: You know, the interesting thing about those two segments is both of those actually drive the growth of AI. And so when you look at AI and data centers and you and I, and at least I'm addicted already to, you know, AI and other ChatGPT and other AI agents. And so in order to fuel sort of this AI addiction that our generation and generations below us are driving, you need two things to enable that. One is energy to power AI training facilities and data centers. Two is you need the trust, which is really happening on blockchain, and Ethereum and Ether is part of that component is a major driver of that so trust and energy, and we actually work in both of those segments,

Ashely Mastronardi: incredible. So this is your fourth SPAC, which lessons from previous SPACs are you applying now as you work with or in Dynamix Three?

Andrejka Bernatova: So we actually recently filed for our third SPAC. This is our third vehicle, filed with the SEC Dynamix Three. You know, the lessons learned are, it is not easy to execute on a high quality SPAC transaction. Most SPACs actually never consummate a transaction the first phase. And the ones who do, they're generally, you know, sometimes our companies are earlier stages. So what we focus on is companies that are either backed by real assets or real operating businesses. It's critical for SPACs to merge with companies that should be public in the first place. It's not too early. It's they should be public in the first place, and you just enable them to go public faster, in a more efficient manner. So lessons learned is make sure you have the right target company that you want to merge with. The second is you need to have the right balance sheet where you can really get the company started on the right terms and not have sort of poisonous balance sheet structures. So very critical. And you need to have the right table around the table, right people around the table, so experts in the field that can really help enable the company not only to be public and become public, but also to be a high quality ongoing public business in years to come. All right?

Andrejka Bernatova: And we just had, like, a few seconds left. Anything else you want people to know about SPACs? You know, SPACs need to be used in the right way, for the right company, and in the time where there is demand for invest from investors, for that industry, it's critical. So it's a product that works, but it has to be in the right hands to make sure that it works.

Ashely Mastronardi: Well, all right. Andrejka Bernatova from Dynamix Three. Thank you so much for joining us at the New York Stock Exchange. That's going to do it for today's coverage on NYSE live. I'm Ashley Mastronardi. We'll see you tomorrow. Have a great day.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.